Filed Pursuant to Rule 425
Filing Person: Pinnacle
Financial Partners, Inc.
Subject Company: Mid-America
Bancshares, Inc.
Commission File No. 000-52212
M. Terry Turner, President and CEO Harold Carpenter, CFO August 20-21, 2007 Continued Growth for Tennessee's Premier Financial Services Franchise

Forward-Looking Statements All statements, other than statements of historical fact included in this presentation, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Mid-America, Pinnacle's and Mid-America's future financial and operating results and Pinnacle's and Mid-America's plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle or Mid- America to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies' businesses, (5) the failure of Mid-America's or Pinnacle's shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, and (7) the ability to obtain required governmental approvals of the proposed terms of the merger and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K of both Pinnacle and Mid-America filed with or furnished to the Securities and Exchange Commission and available on the Commission's website at http://www.sec.gov. Pinnacle and Mid-America disclaim any obligation to update or revise any forward-looking statements contained in this presentation which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Safe Harbor Statements

Additional Information and Where to Find It In connection with the proposed merger, Pinnacle Financial Partners, Inc. and Mid-America Bancshares, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MID-AMERICA AND THE PROPOSEDTRANSACTION. Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Mid-America Bancshares, Inc., 7651 Highway 70, South, Nashville, TN 37221 Attention: Investor Relations (615) 646-4556. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation The directors and executive officers of Pinnacle and Mid-America may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 15, 2007, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Mid-America's directors and executive officers is contained in the proxy statement filed by Mid-America with the Securities and Exchange Commission on April 2, 2007 which is available on Mid-America's website (www.mid-americabancsharesinc.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available. These documents will be available to investors free of charge on the Securities and Exchange Commission's website at the above address. Safe Harbor Statements

Source: Nasdaq, finance. yahoo.com Pinnacle Profile High growth, one-bank holding company Headquartered in Nashville, Tennessee 7 years old Total assets at June 30, 2007 - $2.3 billion Announced the in-market acquisition of $1.1B Mid-America Bancshares on August 15, 2007 Market cap - $26.40 per share (8/16/07) = $410 million

Pinnacle's Formula for Success Effective strategies Growth opportunities in Tennessee's strongest metropolitan markets Vulnerable regional bank competitors Urban community bank positioning

Effective Strategies Focus on small businesses and affluent consumers Provide distinctive service and effective advice Hire a large cadre of experienced bankers Offer a full line of financial services Provide extraordinary convenience

Organic Growth in Nashville - #1 in growth of all institutions chartered in 2000 De Novo Market Extensions in Tennessee - Knoxville expansion plan announced in April 2007 Acquisitions in the Nashville MSA $750mm Cavalry Banking franchise acquired in March 2006 Recently announced acquisition of the $1.1B Mid- America Bancshares franchise in August 2007 Frequently Articulated Expansion Plans Growth Opportunities

Track Record of De Novo Banking Success Nashville (2000), Knoxville (2007) Fastest growing bank in the nation's "class of 2000" 9 de novo branch offices 225 new hires with 24 years average experience FD EPS growth of 39% in 2005 and 2006 Growth Opportunities

Enter Tennessee's Other Strong Metropolitan Markets on a De Novo Basis ? 3. Memphis ? 1. Nashville ? 2. Knoxville Pinnacle's bias for market extensions has been de novo versus acquisition. Criteria for market extensions include: Only launch when PNFP can recruit FAs to build a $500 - $750 million bank in five years Cross breakeven in 12 months Support with additional common stock, as necessary Growth Opportunities

Large, growing metropolitan market Attractive competitive landscape Ability to attract large cadre of experienced bankers Meets aggressive growth and profitability targets Pinnacle's unique ability to penetrate the market Opportunity to replicate the Nashville model The Knoxville MSA Growth Opportunities

Hire a large cadre of experienced bankers Nathan Hunter - 32 years in Knoxville Mike DiStefano - 22 years in Knoxville 26 experienced bankers by year-end 2007 Growth Opportunities The Knoxville MSA

The Knoxville MSA Multi-year Performance Targets 2007 2008 2009 2010 2011 Associate hiring plan 26 39 51 59 63 Facilities 2 2 4 5 5 Loan growth targets (millions) $ 100 $ 225 $ 375 $ 490 $ 600 Deposit growth targets (millions) $ 62 $ 155 $ 280 $ 365 $ 450 Targeted FD EPS $ (0.08) $ 0.01 $ 0.10 $ 0.23 $ 0.34 Growth Opportunities

Mid-America significantly enhances Pinnacle's existing franchise Scarcity value in a coveted market Strong strategic fit - broader Nashville distribution Growth potential Low execution risk combined with unique operating efficiencies The acquisition is a financially compelling transaction Accretive in the first 12 months to GAAP EPS Conservative cost saving assumptions Revenue synergies exist, but are not required Mid-America - Combination Highlights Growth Opportunities Acquisitions in the Nashville MSA

Approximately 90% stock / 10% cash Fixed number of shares - approx. 6.6 million Fixed cash amount - approx. $21.3 million $1.50 cash plus 0.4655 shares of PNFP common stock $13.37 per share (1) $196.2 million in the aggregate (1)(2) 70% Pinnacle / 30% Mid-America (1) Based on PNFP's closing stock price of $25.49 as of August 14, 2007. (2) Based on 13,934,156 common shares outstanding, 260,000 restricted stock awards which vest upon a change-of-control transaction and 1,205,829 options and stock appreciation rights outstanding with a weighted-average exercise price of $7.98. (3) Based on pro forma common shares outstanding; excludes stock options. Consideration Mix: Per Share Consideration Implied Transaction Price: Implied Transaction Value: Pro Forma Ownership: (3) Mid-America - Transaction Summary Growth Opportunities Acquisitions in the Nashville MSA

s Transaction Multiples Growth Opportunities Mid-America - Transaction Summary Acquisitions in the Nashville MSA

Pinnacle's expanded franchise is the most attractive bank franchise in one of the most coveted markets in the US Second largest bank headquartered in Tennessee Largest bank headquartered in Nashville Initial entrance into targeted Nashville MSA counties Cheatham Dickson Wilson Scarcity value . . . no remaining Nashville banks share the Pinnacle operating model Mid-America - Scarcity Value in a Coveted Market Growth Opportunities Acquisitions in the Nashville MSA

Mid-America - Scarcity Value in a Coveted Market 2001 2002 2003 2004 2005 2006 YTD 07 PrimeTrust 2.521 76.023 154.102 226.486 301.878 Bank of the South 55.587 104.576 151.723 193.595 262.981 Mid-America 686.69 764.69 CAGR = 63.4% Mid-America's Net Loan Growth $ Millions Note: 5-year CAGR: 2001 - 2006. Source: SNL Financial, Mid-America Bancshares, Inc. SEC filings. Growth Opportunities Acquisitions in the Nashville MSA

Pinnacle Offices PrimeTrust Offices Bank of the South Offices Planned closure Resulting Distribution Growth Opportunities Acquisitions in the Nashville MSA

(1) For the period 2006-2011. (2) Demographic statistics calculated using the weighted average of deposits by county for all counties where PNFP and Mid-America have a presence. (3) Peer group average. The demographic statistics for each company in the peer group are calculated using the weighted average of deposits by county. Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, WCBO. Source: SNL Financial. Expanded Growth Potential Growth Opportunities Acquisitions in the Nashville MSA Pinnacle's Franchise - Projected Population Growth (1) Pinnacle's Franchise - Projected Median HHI Growth (1)

Mid-America - Low Execution Risk Unrealized cost saves from MOE that formed Mid-America Due diligence completed with specific saves identified Common systems provider for all 3 banks Strong cultural fit Three Mid-America directors will join the Pinnacle board Mid-America management bound by multi-year non-competes Retention bonus pool for 100% of Mid-America associates Mid-America possesses unique financial attributes and low execution risk Strong Metropolitan Markets Acquisitions in the Nashville MSA

Summary EPS Accretion Mid-America - Pro Forma Financial Impact (1) Based on consensus analyst estimates for FY 2008; per SNL Financial. (2) Based on results of PNFP's internal merger analysis. Growth Opportunities Acquisitions in the Nashville MSA

Potential Other Synergies (not included in financial modeling) Provide Treasury Management services to Mid-America customers Provide Merchant Services to Mid-America customers Various retail pricing initiatives Space / lease utilization Mid-America - Pro Forma Impact Growth Opportunities Acquisitions in the Nashville MSA

Creates scarcity value in a coveted market Strategically accelerates Pinnacle's Nashville distribution Enhances Pinnacle's rapid growth potential Has relatively low execution risk Is accretive to GAAP EPS in the first 12 months Offers additional revenue synergies that are not required Pinnacle's acquisition of Mid- America Growth Opportunities Acquisitions in the Nashville MSA

Note: Dollar values in millions. Source: SNL Financial; FDIC deposit data as of June 30, 2006. Tennessee Deposit Market Share Vulnerable Regional Bank Competitors

Source: FDIC 6/06 Deposit Market Share Trends in the Nashville MSA 1999 2000 2001 2002 2003 2004 2005 2006 70.51 67.04 64.82 62.98 61.79 59.04 58.16 54.02 Top 3 banks in Nashville are Regions, SunTrust and Bank of America Aggregate Market Share Aggregate market share for the big 3 in Nashville MSA has declined almost 16% in the last 8 years. Vulnerable Regional Bank Competitors Nashville

Note: Dollar values in millions. Source: SNL Financial; FDIC deposit data as of June 30, 2006. Nashville MSA Deposit Market Share Vulnerable Regional Bank Competitors Nashville

Aggregate Market Share Source: FDIC - 6/06 Top 3 banks in Knoxville are First Horizon, AmSouth/Regions and SunTrust Deposit Market Share Trends in the Knoxville MSA 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 66.62 65.74 63.95 63.34 61.91 60.42 61.21 60.33 59.37 57.63 Aggregate market share for the big 3 in Knoxville MSA has declined almost 10% in the last 10 years. Vulnerable Regional Bank Competitors Knoxville

Note: Dollar values in millions. (1) De novo branch; therefore no deposit data was available as of June 30, 2006. Source: SNL Financial; FDIC deposit data as of June 30, 2006. Knoxville MSA Deposit Market Share Vulnerable Regional Bank Competitors Knoxville

Urban Community Bank Positioning Long-term experience in Tennessee's urban markets Sophisticated products (only available at regional banks) Treasury management Wealth management Distinctive service (only available at community banks) Experienced associates Courier deposit pickup Free ATM usage worldwide Ability to win in the core county of the MSA

Total Deposits (EOP) Total Loans (EOP) Track Record for Growth $1.80B $1.66B

Total Assets (EOP) Earnings per share Track Record for Growth $0.33 $2.32B

Track Record for Asset Quality Net Charge Offs 0.06% Non Accrual Loans to Total Loans 0.19%

Attractive Valuation Recent Pullback Provides Great Entry Point

Attractive Valuation (despite Knoxville impact) High Growth Peer Group Comparisons

2 large, fast-growing metropolitan markets Extremely attractive competitive landscapes Reliable track record for growth and execution Strong asset quality Rapid and sustainable earnings growth Accretive high-growth acquisition in Nashville Attractive valuation Why PNFP?

Appendix: Financial Results

Financial Results Summary Balance Sheet - As of June 30, 2007 Note: Dollar values in millions. (1) Excludes purchase accounting adjustments. (2) Includes loans held for sale. Source: SNL Financial, SEC Filings.

Summary Income Statement - YTD June 30, 2007 Financial Results Note: Dollar values in millions. Source: SNL Financial, SEC Filings.

Financial Results Credit Quality - As of June 30, 2007 (1) Calculated as the simple addition of Pinnacle and Mid-America. Excludes any potential transaction-related adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, and WCBO. Source: SNL Financial.

Financial Results Capital Adequacy - As of June 30, 2007 (1) Based on the standalone balance sheets of Pinnacle and Mid-America as of June 30, 2007. Assumes PNFP issues $50.0 million in Trust Preferred Securities in connection with this transaction. Includes purchase accounting adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, and WCBO. Source: SNL Financial.

Financial Results Loan Composition - As of June 30, 2007 (1) Calculated as the simple addition of Pinnacle and Mid-America. Excludes any potential transaction-related adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, & WCBO. Based on most-recently publicly available FRY-9C. Source: PNFP's and Mid America Bancshares' FR Y-9Cs dated June 30, 2007, SNL Financial.

Financial Results Deposit Mix - As of June 30, 2007 (1) Calculated as the simple addition of Pinnacle and Mid-America. Excludes any potential transaction-related adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, & WCBO. Based on most-recently publicly available FRY-9C. Source: PNFP's and Mid America Bancshares' FR Y-9Cs dated June 30, 2007, SNL Financial.

Note: Dollar values in thousands. Source: Mid-America Bancshares, Inc. SEC filings (2001 - 2005), SNL Financial (2006). PrimeTrust Bank

Bank of the South Note: Dollar values in thousands. Source: Mid-America Bancshares, Inc. SEC filings (2001 - 2005), SNL Financial (2006).

Positioned for Growth Cheatham PNFP Branches: 1 PNFP Market Share: 2nd County Deposits: $336 million Projected population growth: 9.48% Projected household income growth: 15.79% Dickson PNFP Branches: 1 PNFP Market Share: 5th County Deposits: $601 million Projected population growth: 7.67% Projected household income growth: 15.79% Williamson PNFP Branches: 5 PNFP Market Share: 7th County Deposits: $4.3 billion Projected population growth: 20.86% Projected household income growth: 21.25% Sumner PNFP Branches: 1 PNFP Market Share: 19th County Deposits: $1.8 billion Projected population growth: 11.98% Projected household income growth: 16.75% Wilson PNFP Branches: 5 PNFP Market Share: 2nd County Deposits: $1.4 billion Projected population growth: 13.4% Projected household income growth: 17.05% Rutherford PNFP Branches: 8 PNFP Market Share: 1st County Deposits: $2.5 billion Projected population growth: 24.14% Projected household income growth: 18.72% Davidson PNFP Branches: 8 PNFP Market Share: 4th County Deposits: $15.8 billion Projected population growth: 3.06% Projected household income growth: 20.24% Bedford PNFP Branches: 1 PNFP Market Share: 5th County Deposits: $494 million Projected population growth: 13.84% Projected household income growth: 16.76%